Eclipse Funds
811-04847
Form N-SAR
Period Ending 04/30/03

77.I Terms of New or Amended Securities:

Eclipse Funds first offered L Class Shares on December 30, 2002. Following is disclosure from the Prospectus dated March 1, 2003; Shareholder Guide;

          Information on Fees and Sales Charges
          Initial Sales Charge
          When you invest in L Class shares, you generally pay an initial sales charge on your investment, a contingent deferred sales charge on redemptions of shares held for less than one year, and ongoing distribution and service fees, each of which is described in more detail below.

          Buying, Selling and Exchanging Eclipse Funds Shares
          How to Open Your Eclipse Account
          The L Class shares of Eclipse Funds are offered exclusively through broker-dealers, banks or other financial institutions or other third parties, such as 401(k) plans ("Investment Dealers").